ARES VENTURES CORP.
                            4600 Lamont Street #4-327
                            San Diego, CA 92109-3535
                      Telephone & Facsimile (858) 408-2457
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                                                               November 10, 2008

Mr. John Lucas
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Ares Ventures Corp.
    Registration Statement on Form S-1
    File No. 333-154455
    Filed October 20, 2008

Dear Mr. Lucas,

Thank you for your assistance in the review of our filing. In response to your comment letter dated November 7, 2008 we have the following comments.

Outside Front Cover Page of Prospectus

     1. The cover page has been revised to include the identity of the individual that will be selling the securities and a description of the manner in which he will conduct the offering.

     2. We have discussed how we will notify the subscribers in the event the offering is extended for an additional 90 days.

Director, Executive Officer, Promoter and Control Persons

Background Information, page 30

     3. We have revised the biographical disclosure to indicate that Mr. Ellis continues to be employed by the San Diego County Regional Airport Authority.

Sincerely,


/s/ Shane Ellis
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Shane Ellis
President & Director